Exhibit (a)(1)(R)

FORM OF EMAIL REGARDING UPDATED HYPOTHETICAL EXCHANGE RATIOS

FROM:	Chris Kitchen, Executive Vice President and General Counsel

SUBJECT:	Option Exchange Offer Program Deadline Approaching

DATE:	August 13, 2018

This email is to remind you that August 16, 2018 at 11:59 p.m. Eastern Time is the final deadline to elect to participate in the option exchange offer program. If you wish to exchange your eligible options for replacement options, as described in the offering materials, you must complete and deliver your Election Form prior to that deadline if you have not done so already. No later than 5:00 p.m., Eastern Time, on August 16, 2018 we will distribute by email to all eligible participants the exact exchange ratios to be used in the exchange offer and the exchange offer will expire at 11:59 p.m., Eastern Time on August 16, 2018. This means that after you receive notification of the final exchange ratios, you will have approximately seven (7) hours before the expiration deadline to make a final decision as to whether to tender or withdraw your eligible options.

We are sending this email to you to provide in the table below updated hypothetical exchange ratios that would be used in the exchange offer assuming various closing prices of our Class A common stock on the expiration date of the exchange offer and provide you with the link to https://tsminsider.com/optionexchange/, our Intranet site, where you will find the updated hypothetical exchange ratios.

Hypothetical Exchange Ratios for Eligible Options

In the following table, we have assumed that the closing price of our Class A common stock on the expiration date will be $8.09 (which is equal to the closing price of our Class A common stock today, August 13, 2018). We have also included additional closing prices that represent both 7.5% ($8.70) and 15% ($9.30) upward and 7.5% ($7.48) and 15% ($6.88) downward declines in the assumed closing price. These price ranges are based on the range of recent trading prices of our Class A common stock.

Hypothetical Exchange Ratios for Eligible Options
Eligible Option Date of Grant and Exercise Price	Exchange Ratio - $6.88 Stock Price	Exchange Ratio - $7.48 Stock Price	Exchange Ratio - $8.09 Stock Price	Exchange Ratio - $8.70 Stock Price	Exchange Ratio - $9.30 Stock Price
July 24, 2014 - $9.63	1.574	1.360	1.199	1.073	*
August 22, 2014 - $9.63	1.564	1.354	1.195	1.072	*
September 10, 2014 - $9.63	1.556	1.350	1.193	1.071	*
June 12, 2015 - $9.63	1.475	1.303	1.169	1.063	*
August 19, 2015 - $9.63	1.461	1.294	1.164	1.061	*
August 26, 2015 - $9.63	1.458	1.293	1.164	1.061	*
January 26, 2016 - $8.96	1.576	1.294	1.095	*	*
January 25, 2017 - $10.62	1.512	1.370	1.255	1.162	1.085
December 21, 2017 - $8.24	1.107	1.029	*	*	*
* After factoring in the incremental $0.50, this assumed closing price yields an exercise price for replacement options that is greater than the exercise price of the corresponding eligible options. Accordingly, any elections to exchange such eligible options will be disregarded, and such eligible options would remain outstanding in accordance with their current terms.

The number of shares subject to each new replacement option will be determined by dividing the number of shares subject to the eligible option by the applicable exchange ratio, adjusted, if necessary, to eliminate any fractional shares. For purposes of applying the exchange ratios, fractional shares underlying new stock options will be rounded down to the nearest whole share underlying such new stock option on a grant-by-grant basis.

For example: Assuming that the closing price of our Class A common stock on the expiration date is $8.09, which is equal to the closing price of our Class A common stock today August 13, 2018, an eligible option to purchase

Exhibit (a)(1)(R)

1,000 shares with a per share exercise price of $8.96 granted on January 26, 2016 will have an exchange ratio of 1.095:1. Therefore, this eligible option will be exchangeable for a replacement option to purchase 913 shares, which is equal to the number of shares underlying the eligible option, or 1,000, divided by 1.095.

For further illustration, the following table sets forth the number of shares that would be subject to a replacement option if an eligible option to purchase 1,000 shares (granted at the various grant dates and exercise prices set forth below) was tendered for the exchange. The examples in this table are based on an assumed stock price of $8.09, which was the closing price of our Class A common stock on August 13, 2018.

Eligible Option Date of Grant and Exercise Price	Number of Shares Underlying Replacement Options Assuming Exchange of 1,000 Eligible Options
July 24, 2014 - $9.63	834
August 22, 2014 - $9.63	836
September 10, 2014 - $9.63	838
June 12, 2015 - $9.63	855
August 19, 2015 - $9.63	859
August 26, 2015 - $9.63	859
January 26, 2016 - $8.96	913
January 25, 2017 - $10.62	796
December 21, 2017 - $8.24	*
* After factoring in the incremental $0.50, an assumed closing price of $8.09 yields an exercise price for replacement options that is greater than the exercise price of these corresponding eligible options. Accordingly, any elections to exchange such eligible options will be disregarded, and such eligible options would remain outstanding in accordance with their current terms.
No further action is required if you have already submitted an Election Form and wish to participate in the option exchange program. However, if you have not yet submitted an Election Form and you would like to take advantage of the opportunity to participate in this option exchange program, you must submit a properly completed and signed Election Form that is received by the Company before the final deadline at 11:59 p.m. Eastern Time, August 16, 2018. If you have already submitted an Election Form tendering your eligible options for exchange and no longer wish to participate in the exchange offer you must submit a properly completed and signed Notice of Withdrawal that is received by the Company before the final deadline at 11:59 p.m. Eastern Time, August 16, 2018. There are no exceptions to this deadline.

You can view the offering material, which is contained in the Schedule TO we filed with the SEC on July 18, 2018, and amended on July 31, 2018, on the SEC’s website at www.sec.gov or on the investor page of our website at http://www.townsquaremedia.com/equity-investors/sec-filings. The offering material will also explain how to make, change or withdraw your election before the end of the exchange offer.

You must deliver your Election Form or Notice of Withdrawal, as applicable, by one of the following methods:

•	Via Electronic Delivery: Scan and email it to optionexchange@townsquaremedia.com

•	Via Facsimile: Townsquare Media, Inc., Attn: Chris Kitchen, fax number 1-800-301-6408

•	Via Regular Mail, Overnight Courier or Hand Delivery: Townsquare Media, Inc., 240 Greenwich Avenue, Greenwich, Connecticut 06830 Attn: Chris Kitchen

Your Election Form or Notice of Withdrawal, as applicable, must be properly completed, signed and received by 11:59 p.m. Eastern Time, on August 16, 2018. To obtain another copy of an Election Form or Notice of Withdrawal, please email optionexchange@townsquaremedia.com or call Chris Kitchen at (203) 861-0903. Your participation in the exchange offer program is completely voluntary, and you are not obligated to participate. Any eligible options you do not elect to exchange generally will remain subject to their present terms.

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